

July 30, 2024

Eric T. Jones
Chief Executive Officer
Thunder Mountain Gold, Inc.
11770 W. President Dr., Ste. F
Boise, Idaho 83713

      Re: Thunder Mountain Gold, Inc.
           Form 10-K for the Fiscal Year ended December 31, 2023
           File No. 001-08429

Dear Eric T. Jones:

      We have reviewed your filing and have the following comments.

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2023

Description of Properties, page 10

1.   Please disclose a map or maps, of appropriate scale, showing the locations of all properties as required by item 1303(b)(1) of Regulation S-K.

2.   We note that you provide an assertion on pages 6 and 16, indicating that disclosures concerning your mining properties have been prepared in accordance with Subpart 1300 of Regulation S-K, although when presenting estimates of mineral resources you are indicating reliance on Canadian National Instrument 43-101.

      All disclosures of mineral resources and mineral reserves in your annual report must meet the definitions and requirements of Subpart 1300 of Regulation S-K, as indicated in Instruction 3 to Item 102 of Regulation S-K, which is applicable pursuant to Item 2 of Form 10-K. Any estimates that are based on guidance applicable in other jurisdictions cannot be substituted for the required information.

      Please amend your filing to remove disclosures of mineral resources for which you are not able to demonstrate compliance with Subpart 1300 of Regulation S-K.

      If you believe that your estimates of mineral resource are also consistent with these requirements, please submit the disclosure revisions that you propose to provide appropriate clarification and provide us with the technical report summary that you would file to comply with Item 1302(b) of Regulation S-K.

      A technical report summary would need to be provided for each material property and include all of the information prescribed by Item 601(b)(96) of Regulation S-K.

3.   Please disclose the information required by Item 1305 of Regulation S-K, regarding your internal controls over exploration and mineral resource and reserve estimation efforts, to include quality control and assurance programs, verification of analytical procedures, and a discussion of comprehensive risk inherent in the estimation.

Controls and Procedures, page 40

4.   We note your disclosure indicating management evaluated the effectiveness of disclosure controls and procedures as of the end of the period covered by the report and concluded that such controls and procedures were effective in various respects.

      However, given the observations outlined in the other comments in this letter, it appears that you would need to update your assessment to clarify that notwithstanding your earlier conclusion, disclosure controls and procedures were not actually effective with regard to the mineral property disclosure requirements. Please also describe the changes to disclosure controls and procedures that you will implement to address this concern.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact John Coleman at 202-551-3610 or Karl Hiller at 202-551-3686 if you have questions regarding comments.

      Sincerely,

      Division of Corporation Finance
      Office of Energy & Transportation